UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38591

PDD Holdings Inc.

First Floor, 25 St Stephen’s Green,

Dublin 2, D02 XF99

Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒                  Form 40-F      ☐

Exhibit Index

Exhibit 99.1—Press Release (Earnings Release)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDD HOLDINGS INC.

By	:	/s/ Lei Chen
Name	:	Lei Chen
Title	:	Co-Chairman of the Board of Directors and Co-Chief Executive Officer

By	:	/s/ Jiazhen Zhao
Name	:	Jiazhen Zhao
Title	:	Co-Chairman of the Board of Directors and Co-Chief Executive Officer

Date: August 25, 2026